SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             Kerr-McGee Corporation
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    492386107
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                March 10, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 OF 6 PAGES)

__________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      492386107              SCHEDULE 13D/A       PAGE 2 OF 6 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                4,332,400 (including options to purchase up to
                                1,531,300 Shares) (see Item 5)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                     -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     4,332,400  (including options to purchase up to
                                1,531,300 Shares) (see Item 5)
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,332,400 (including options to purchase up to 1,531,300 Shares) (see Item 5)
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [x]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.9% (see Item 5)
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.      492386107              SCHEDULE 13D/A       PAGE 3 OF 6 PAGES
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The Schedule 13D filed on March 3, 2005 by Jana Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the common stock, $1.00 par value (the "Shares"), of Kerr-McGee Corporation (the "Issuer"), is hereby amended and supplemented as set forth below by this Amendment No. 1 to the Schedule 13D.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

         Of the 4,332,400 Shares reported herein by the Reporting Person, 2,801,100 Shares were acquired at an aggregate purchase price of approximately $174,730,022.67, and the remaining 1,531,300 Shares represent options to acquire Shares, which options were acquired at an aggregate purchase price of approximately $4,236,878.37. The Shares beneficially owned by the Reporting Person were acquired with investment funds in accounts under management.


ITEM 4.           PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented as follows:

         On March 10, 2005, the Reporting Person and the Icahn Group sent a letter to the Issuer regarding their proposal to increase stockholder value. A copy of the letter is attached hereto as Exhibit C and is incorporated herein by reference.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY JANA PARTNERS LLC AND ITS AFFILIATES FROM THE STOCKHOLDERS OF KERR-MCGEE CORPORATION FOR USE AT ITS ANNUAL MEETING WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. WHEN AND IF COMPLETED, THE PROXY STATEMENT AND SUCH OTHER DOCUMENTS WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV, AND A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF KERR-MCGEE CORPORATION.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

         (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 151,692,157 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

         As of the close of business on March 9, 2005, the Reporting Person may be deemed to beneficially own 4,332,400 Shares (including options to purchase up to 1,531,300 Shares), constituting approximately 2.9% of the Shares outstanding. Upon information and belief, the Icahn Group, as of the close of business on March 9, 2005, may be deemed to beneficially own 7,106,000 Shares. Accordingly, the 11,438,400 Shares that may be deemed to be beneficially owned in the aggregate by the Reporting Person and the Icahn Group, as of the close of business on March 9, 2005, constitutes approximately 7.5% of the Shares outstanding.

         (b) The Reporting Person has sole voting and dispositive powers over the 4,332,400 Shares reported herein (including, if such options are exercised, the 1,531,300 Shares underlying the options reported herein), which powers are exercised by the Principals.


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CUSIP NO.      492386107              SCHEDULE 13D/A       PAGE 4 OF 6 PAGES
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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE COMPANY.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

         As set forth below, the Reporting Person holds, as of the close of business on March 9, 2005, options to acquire 1,531,300 Shares, each of which was acquired on the open market:


                 Shares
   Date of     Underlying     Exercise Price                     Purchase Price
  Purchase       Options      per Share ($)    Expiration Date   per Option ($)
-------------------------------------------------------------------------------
  02/07/05        49,000          65.00            03/18/05           1.1859
  02/08/05       100,000          65.00            03/18/05           1.3357
  02/22/05         1,000          75.00            03/18/05           2.2555
  02/28/05        73,300          80.00            04/15/05           2.0558
  03/01/05       225,700          80.00            03/18/05           1.5288
  03/01/05       211,000          80.00            03/18/05           1.0594
  03/01/05       226,900          75.00            03/18/05           3.8579
  03/01/05       100,000          80.00            04/15/05           2.7408
  03/02/05       272,100          75.00            03/18/05           5.2532
  03/02/05       126,900          80.00            04/15/05           3.1693
  03/02/05       118,300          80.00            03/18/05           2.2253
  03/02/05         1,000          65.00            03/18/05          13.5285
  03/04/05        26,100          80.00            03/18/05           2.5238

      As more fully described in Item 4, pursuant to discussions among the Reporting Person and the Icahn Group, on March 2, 2005 the Icahn Group notified the Issuer that it proposed to nominate Barry Rosenstein and Carl Icahn for election to the Issuer's board of directors at the 2005 annual meeting of stockholders. Representatives of the Reporting Person and the Icahn Group have suggested various actions to the Issuer that they believe would enhance stockholder value. The Reporting Person currently intends to solicit proxies in favor of Messrs. Rosenstein and Icahn should the Issuer not take satisfactory measures in pursuit of stockholder value.

      Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.


ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby supplemented as follows:

3.  Exhibit C - Letter to the Issuer dated March 10, 2005.


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CUSIP NO.      492386107             SCHEDULE 13D/A         PAGE 5 OF 6 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2005


                                           JANA PARTNERS LLC


                                           By: /s/ Barry S. Rosenstein
                                               ---------------------------
                                               Name: Barry S. Rosenstein
                                               Title:   Managing Director


                                           By: /s/ Gary Claar
                                               ---------------------------
                                               Name: Gary Claar
                                               Title:  Managing Director





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CUSIP NO.      492386107             SCHEDULE 13D/A         PAGE 6 OF 6 PAGES
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                                  EXHIBIT INDEX

1. Exhibit A - Letter to the Issuer dated March 3, 2005 (previously filed).

2. Exhibit B - Transactions in the Shares by the Reporting Person during the past 60 days (previously filed).

3. Exhibit C - Letter to the Issuer dated March 10, 2005.